

June 17, 2011

Via Facsimile
Mr. Tom P.H. Adams
Chief Executive Officer
Rosetta Stone Inc.
1919 North Lynn St. 7th Fl,
Arlington, VA 22209
[City, State and Zip Code]

> **Re:** **Rosetta Stone Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **Forms 8-K Filed on February 28, 2011 and May 9, 2011**
> **File No. 001-34283**

Dear Mr. Adams:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note that you disclose the number of units sold, the average sales price per unit and several bookings metrics in your earnings releases filed on Form 8-K on February 28, 2011 and May 9, 2011. Please tell us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. As part of your

response, tell us what consideration you gave to disclosing these metrics for the periods presented in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Results of Operations

Comparison of the Year Ended December 31, 2010 and the Year Ended December 31, 2009

Revenue, page 52

2.   We note that there was a significant increase in returns as reflected in the rollforward of your sales return reserve on page F-34. Please tell us more about the reasons for this increase in returns and tell us how your current disclosure addresses this increase. In this regard, we note that any significant recent trends in revenue should be disclosed. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Signatures, page 69

3.   You did not identify the person signing your annual report on Form 10-K in the capacity of controller or principal accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K. Note that any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K. If your controller/principal accounting officer is the same as your principal financial officer, please indicate this in the signature block of future filings on Form 10-K. If you have a separate controller/principal accounting officer, please file an amended Form 10-K that includes their signature.

Consolidated Financial Statements

Note 3. Inventory, page F-20

4.   We note that you record inventory reserves for obsolete inventory. Tell us how you considered the guidance in ASC 330-10-35-14, which indicates that inventory write-downs establish a new cost basis and should not be presented as a reserve.

Note 14. Commitments and Contingencies

Litigation, page F-30

5.   We note your disclosures regarding your legal proceedings. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material

and, if so, how your disclosures comply with ASC 450-20-50-3 through 5 and SAB Topic 5Y. Similar concerns apply to your disclosures in your Form 10-Q for the quarterly period ended March 31, 2011.

6.   We note your reference to "a material adverse effect." It is unclear whether the phrase "material adverse" represents a higher threshold than the term "material." Please advise.

Note 15. Income Taxes, page F-31

7.   We note your disclosure of United States ("US") and foreign income before income taxes on page F-32. Please explain the relationship between revenues and pre-tax income for your US and foreign operations. In this regard, we note that only 18% of your revenue was generated from sales outside of the US yet your pre-tax income from foreign operations is significant. Also, please explain the significant increase in foreign pre-tax income from 2009 to 2010. As part of your response, please tell us how you considered providing corresponding disclosure in your MD&A. See Section III.B.3 of SEC Release No. 33-8350.

8.   We note your disclosure on page 50 that you recognized a $2.4 million tax benefit due to the release of your valuation allowance. However, we also note the valuation allowance line item on your rate reconciliation indicates that there was a $4.9 million reduction in the valuation allowance. Please advise.

Forms 8-K Filed on February 28, 2011 and May 9, 2011

9.   We believe the GAAP to non-GAAP operating statement columnar format appearing in your Form 8-K conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Christine Davis for

Patrick Gilmore
Accounting Branch Chief